MERUS LABS INTERNATIONAL INC.

ANNOUNCES ACQUISITION OF SINTROM ®

Toronto, September 8, 2014 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce that one of its wholly owned subsidiaries has acquired from Novartis AG (“Novartis”), in certain European countries, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom has been available in Europe for over 50 years and in calendar year 2013 the product had net sales of approximately US$28 million in the territories acquired.

The Company funded the Sintrom acquisition with cash on hand and a debt facility provided to Merus by a syndicate of lenders which also refinanced the Company’s existing debt. Other financial terms of the acquisition were not disclosed. Pursuant to the acquisition, Merus inlicensed the Sintrom trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the territories acquired.

“We are pleased to have completed this product acquisition with Novartis, a top tier pharmaceutical company. The addition of this product will substantially increase the revenues and associated EBITDA of the Company, as well as, bring further scale and diversity to our existing product portfolio. We are also pleased to have entered into a new debt facility with a syndicate of lenders which will assist with financing solutions for future product acquisition opportunities,” said Elie Farah, President and CEO of Merus Labs International Inc.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

Forward Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934 and include such statements as: the acquisition of the product broadening the Company’s existing product portfolio; the prospective increase in revenues and EBITDA of the Company, expanding its geographic focus, bringing scale to its business and completing future product acquisitions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation of the sale and pricing of pharmaceutical products. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Elie Farah
Chief Executive Officer
Tel: (416) 593-3701
efarah@meruslabs.com

Andrew Patient
Chief Financial Officer
Tel: (416) 593-3725
apatient@meruslabs.com